                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                              NALCO HOLDING COMPANY
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   62985Q 10 1
                                 (CUSIP Number)

                               Stephen N. Landsman
              Vice President, General Counsel & Corporate Secretary
                                    Nalco LLC
                               1601 W. Diehl Road
                              Naperville, IL 60563
                                 (630) 305-1554

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 1, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[_]

CUSIP NO. 62985Q 10 1

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

    Nalco LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)
                                                                             (b)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
            OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                  7   SOLE VOTING POWER
                      5,184,444
                  --------------------------------------------------------------
NUMBER OF SHARES  8   SHARED VOTING POWER
  BENEFICIALLY        0
 OWNED BY EACH
REPORTING PERSON
    WITH
                  --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      5,184,444
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,184,444 shares of Common Stock (See Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    (_)
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.6%
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14  TYPE OF REPORTING PERSON
    OO
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     This Amendment No. 6 supplements and amends the Statement on Schedule 13D filed on November 24, 2004, as amended by (i) Amendment No. 1 to the Statement on Schedule 13D filed on August 19, 2005, (ii) Amendment No. 2 to the Statement
on Schedule 13D filed on August 24, 2005, (iii) Amendment No. 3 to the Statement
on Schedule 13D filed on December 22, 2005, and (iv) Amendment No. 4 to the
Statement on Schedule 13D filed on January 4, 2006 and (v) Amendment No. 5 to the Statement on Schedule 13D filed on March 23, 2006 (as so amended, the
"Statement on Schedule 13D") by Nalco LLC, a Delaware limited liability company
("Nalco LLC" or "Reporting Person"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of Nalco Holding Company (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on
Schedule 13D.

     Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

     On November 8, 2006, Nalco LLC sold an aggregate of 5,682,884 shares of
Common Stock in connection with an underwritten offering registered on the registration statement on Form S-3 (File No. 333-130715) filed by the Issuer with the Securities and Exchange Commission on December 27, 2005, as
supplemented by the prospectus supplement dated November 2, 2006 (the
"Prospectus"). Following such sale, Nalco LLC is the record holder of 5,184,444 shares of Common, which represents approximately 3.6% of the outstanding Common
Stock of the Issuer.

     (a) See the information contained on the cover pages to this Amendment No.
6 to Schedule 13D, which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 143,040,860 issued and outstanding shares of Common Stock, as reported by the Issuer in the
Prospectus.

     (b) See the information contained on the cover pages to this Amendment No.
6 to Schedule 13D, which is incorporated herein by reference.

     (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

     (d) In accordance with the terms of the Nalco LLC Limited Liability Company
Operating Agreement and, if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in
Nalco LLC.

     (e) November 8, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented as follows:

     Underwriting Agreement

     On November 2, 2006, Nalco LLC, Apollo Investment Fund V, L.P., Blackstone
Capital Partners IV L.P. and GS Capital Partners 2000, L.P. (collectively, the
"Selling Stockholders") entered into an Underwriting Agreement with the Issuer and Citigroup Global Markets Inc. (the "Underwriter") for the sale by the
Selling Stockholders of an aggregate of 20,000,000 shares of Common Stock.
Closing of the sale occurred on November 8,

2006. Pursuant to the terms of the Underwriting Agreement, each of the Issuer and the Selling Stockholders agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 60 days from
November 2, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriter, with certain exceptions.

     References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting
Agreement filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit   Title
-------   -----
1.        Underwriting Agreement, dated as of November 2, 2006, among Nalco
          Holding Company, the Selling Stockholders and the Underwriter
          (incorporated herein by reference to Exhibit 99.1 to the Nalco Holding
          Company Current Report on Form 8-K filed with the SEC on November 6,
          2006 (File No. 001-32342)).

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 13, 2006
                                 NALCO LLC

                                 By: /s/ Stephen Landsman
                                     -------------------------------------------
                                     Name: Stephen Landsman
                                     Title: Vice President, General Counsel and
                                            Corporate Secretary